Exhibit 99.1

360 DigiTech to Hold Extraordinary General Meeting on March 31, 2023

Shanghai, China, February 14, 2023, 360 DigiTech, Inc. (NASDAQ: QFIN; HKEx: 3660) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 9:30 a.m. on March 31, 2023 (Beijing time) at the address of 13/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China for the purposes of considering and, if thought fit, (i) changing the Company’s English name from “360 DigiTech, Inc.” to “Qifu Technology, Inc.” and adopting the Company’s Chinese name “奇富科技股份有限公司” as the dual foreign name of the Company, (ii) varying and amending the Company’s authorized share capital, and (iii) adopting an amended and restated memorandum and articles of association of the Company. The proposed change of the Company’s English name and the adoption of the dual foreign name of the Company will not affect any rights of shareholders or the Company’s operations and financial position.

As for the purpose of changing the Company’s English name, Mr. Haisheng Wu, director and the chief executive officer of 360 DigiTech, commented, “This proposed name change reflects our long-term strategies to focus on continuous innovation in Credit-Tech to drive sustainable growth and to better serve our users and society.”

The board of Directors of the Company has fixed the close of business on February 28, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00001 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on February 28, 2023, New York time, who wish to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs must give voting instructions directly to The Bank of New York Mellon, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the Depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders.

The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Company’s website at: ir.360shuke.com.

About 360 DigiTech

360 DigiTech is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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